UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)*
MECHEL OAO

(Name of Issuer)
COMMON SHARES, PAR VALUE 10 RUSSIAN RUBLES PER SHARE
AMERICAN DEPOSITARY SHARES, EACH ADS REPRESENTING ONE COMMON SHARE

(Title of Class of Securities)
RU000A0DKXV5
583840103

(CUSIP Number)
Vladislav Zlenko
Krasnoarmeyskaya str., 1
125993 Moscow,
Russian Federation
+7 495 2218888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 30, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	RU000A0DKXV5; 583840103

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Igor V. Zyuzin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Russian Federation

	7	SOLE VOTING POWER

NUMBER OF		205,384

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		280,463,641

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		205,384

WITH	10	SHARED DISPOSITIVE POWER

		136,308,503

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	280,669,025

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	67.42%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	RU000A0DKXV5; 583840103

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Calridge Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Republic of Cyprus

	7	SOLE VOTING POWER

NUMBER OF		138,945,860

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		141,517,781

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		113,647,104

WITH	10	SHARED DISPOSITIVE POWER

		22,661,399

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	280,463,641

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	67.38%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	RU000A0DKXV5

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Bellasis Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Cyprus

	7	SOLE VOTING POWER

NUMBER OF		75,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,263,618

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.02%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	RU000A0DKXV5

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Armolink Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Cyprus

	7	SOLE VOTING POWER

NUMBER OF		7,366,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		246,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,366,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.77%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	RU000A0DKXV5

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) MetHol OOO

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Russian Federation

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		75,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,263,618

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.02%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	RU000A0DKXV5

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Actiondeal Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Cyprus

	7	SOLE VOTING POWER

NUMBER OF		20,151,781

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,151,781

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,151,781

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.84%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	RU000A0DKXV5

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Cyberwood Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Cyprus

	7	SOLE VOTING POWER

NUMBER OF		39,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.37%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1. Security and Issuer
     This Amendment No.13 to Schedule 13D (the “Schedule 13D”) further amends and restates in its entirety the Schedule 13D originally filed by the Reporting Persons on July 21, 2008 (the “Original Schedule 13D”) amended and restated as of June 19, 2009, August 20, 2009, December 29, 2009, March 12, 2010, April 22, 2010, July 12, 2010, October 14, 2010, March 4, 2011, April 21, 2011, May 12, 2011, September 7, 2011 and October 7, 2011(the “Amended Schedule 13D”) and relates to common shares, par value 10 Russian rubles per share (the “Common Shares”), of Mechel OAO, an open joint-stock company incorporated under the laws of the Russian Federation (the “Issuer”) and the Issuer’s American Depositary Shares (“ADSs”), each ADS representing one Common Share. The principal executive offices of the Issuer are located at 1 Krasnoarmeyskaya St., Moscow 125993, Russian Federation.
Item 2. Identity and Background
     (a) - (c) and (f). This Schedule 13D is filed by Igor V. Zyuzin, a natural person and a citizen of the Russian Federation (“Mr. Zyuzin”); Calridge Limited, a limited company organized under the laws of the Republic of Cyprus (“Calridge”); Bellasis Holdings Limited, a limited company organized under the laws of the Republic of Cyprus (“Bellasis”); Armolink Limited, a limited company organized under the laws of the Republic of Cyprus (“Armolink”); MetHol OOO, a limited liability company organized under the laws of the Russian Federation (“MetHol”), Actiondeal Limited, a limited company organized under the laws of the Republic of Cyprus (“Actiondeal”) and Cyberwood Limited, a limited company organized under the laws of the Republic of Cyprus (“Cyberwood”) (collectively, the “Reporting Persons”).
     Mr. Zyuzin co-founded the Issuer in 2003 and has been the Issuer’s chief executive officer since December 2006 and till July 2010. Mr. Zyuzin is also a chairman of the board of directors of the Issuer. Mr. Zyuzin’s principal business address is at the Issuer’s principal executive office at 1 Krasnoarmeyskaya St., Moscow 125993, Russian Federation.
     Calridge is a limited company organized under the laws of Cyprus whose principal business is to make private investments and act a holding company for Mr. Zyuzin. Mr. Zyuzin owns all the outstanding equity interests in Calridge. The principal business office address of Calridge is 3 Themistokli Dervi, Julia House, PC 1066, Nicosia, Republic of Cyprus. The names of the executive officers and directors of Calridge, their addresses, citizenship and principal occupations are as follows:

Principal Occupation or
Name and Office Held	Business Address	Citizenship	Employment
Soterakis Koupepides	3 Themistokli Dervi	United Kingdom	Principal Manager and Head
Director	Julia House		of Fiduciary Services of
	PC 1066, Nicosia		Abacus Limited, a provider
	Republic of Cyprus		of corporate administration
services; Elenion
Building, 5
Themistocles Dervis Street,
2nd Floor, 1066 Nicosia,
Republic of Cyprus

Stella Raouna	3 Themistokli Dervi	Republic of Cyprus	Principal Manager of
Director	Julia House		Company Administration
	PC 1066, Nicosia		Services at Abacus Limited,
	Republic of Cyprus		a provider of corporate
administration services;
Elenion Building, 5
Themistocles Dervis Street,
2nd Floor, 1066 Nicosia,
Republic of Cyprus
     Bellasis is a limited company organized under the laws of Cyprus whose principal business is to make private investments. Calridge and MetHol own 10% and 90%, respectively, of the outstanding equity interests in Bellasis. The principal business office address of Bellasis is 3 Themistokli Dervi, Julia House, PC 1066, Nicosia, Republic of Cyprus. The names of the executive officers and directors of Bellasis, their addresses, citizenship and principal occupations are as follows:

Principal Occupation or
Name and Office Held	Business Address	Citizenship	Employment
Charalambos Michaelides	3 Themistokli Dervi	Republic of Cyprus	Principal Manager of

Principal Occupation or
Name and Office Held	Business Address	Citizenship	Employment
Director	Julia House		Company Administration
	PC 1066, Nicosia		Services at Abacus Limited,
	Republic of Cyprus		a provider of corporate
administration services;
Elenion Building, 5
Themistocles Dervis Street,
2nd Floor, 1066 Nicosia,
Republic of Cyprus

Stella Raouna	3 Themistokli Dervi	Republic of Cyprus	Principal Manager of
Director	Julia House		Company Administration
	PC 1066, Nicosia		Services at Abacus Limited
	Republic of Cyprus		, a provider of corporate
administration services;
Elenion Building, 5
Themistocles Dervis Street,
2nd Floor, 1066 Nicosia,
Republic of Cyprus
     Armolink is a limited company organized under the laws of Cyprus whose principal business is to make private investments. Calridge owns all the outstanding equity interests in Armolink. The principal business office address of Armolink is 3 Themistokli Dervi, Julia House, PC 1066, Nicosia, Republic of Cyprus. The names of the executive officers and directors of Armolink, their addresses, citizenship and principal occupations are as follows:

Principal Occupation or
Name and Office Held	Business Address	Citizenship	Employment
Soterakis Koupepides	3 Themistokli Dervi	United Kingdom	Principal Manager and Head
Director	Julia House		of Fiduciary Services of
	PC 1066, Nicosia		Abacus Limited, a provider
	Republic of Cyprus		of corporate administration
services; Elenion
Building, 5
Themistocles Dervis Street,
2nd Floor, 1066 Nicosia,
Republic of Cyprus

Stella Raouna	3 Themistokli Dervi	Republic of Cyprus	Principal Manager of
Director	Julia House		Company Administration
	PC 1066, Nicosia		Services at Abacus Limited,
	Republic of Cyprus		a provider of corporate
administration services;
Elenion Building, 5
Themistocles Dervis Street,
2nd Floor, 1066 Nicosia,
Republic of Cyprus
     MetHol is a limited company organized under the laws of the Russian Federation whose principal business is to make private investments. Mr. Zyuzin owns all the outstanding equity interests in MetHol. The principal business office address of MetHol is 1st Schipkovsky per., d. 3, Moscow 113 093, Russian Federation. The names of the executive officers and directors of MetHol, their addresses, citizenship and principal occupations are as follows:

Principal Occupation or
Name and Office Held	Business Address	Citizenship	Employment
Tatyana Ifutina	Krasnoarmeyskaya str., 1	Russian Federation	Head of Human Resources
General Director	Moscow 125993		Department, Mechel
	Russian Federation		Management Company
OOO, Krasnoarmeyskaya
str., 1, Moscow, Russian
Federation, 125993
     Actiondeal is a limited company organized under the laws of Cyprus whose principal business is to make private investments. Calridge owns all the outstanding equity interests in Actiondeal. The principal business office address of

Actiondeal is 3 Themistokli Dervi, Julia House, PC 1066, Nicosia, Republic of Cyprus. The names of the executive officers and directors of Actiondeal, their addresses, citizenship and principal occupations are as follows:

Principal Occupation or
Name and Office Held	Business Address	Citizenship	Employment
Director	3 Themistokli Dervi	Republic of Cyprus	Principal Manager of
Menikos Yiannakou	Julia House		Cypcosecretarial Limited, a
	PC 1066, Nicosia		provider of corporate
	Republic of Cyprus		administration services;
Michalakopoulou, 14,
DEMITAS TOWER, 3rd
floor, Flat/Office 302, P.C.
1075, Nicosia, Republic of
Cyprus

Director	3 Themistokli Dervi	Republic of Cyprus	Principal Manager of
Emilios Kallenos	Julia House		Cypcosecretarial Limited, a
	PC 1066, Nicosia		provider of corporate
	Republic of Cyprus		administration services;
Michalakopoulou, 14,
DEMITAS TOWER, 3rd
floor, Flat/Office 302, P.C.
1075, Nicosia, Republic of
Cyprus

Director	3 Themistokli Dervi	Republic of Cyprus	Principal Manager of
Michalakis Hadjimichael	Julia House		Cypcosecretarial Limited, a
	PC 1066, Nicosia		provider of corporate
	Republic of Cyprus		administration services;
Michalakopoulou, 14,
DEMITAS TOWER, 3rd
floor, Flat/Office 302, P.C.
1075, Nicosia, Republic of
Cyprus
     Cyberwood is a limited company organized under the laws of Cyprus whose principal business is to make private investments. Calridge owns all the outstanding equity interests in Cyberwood. The principal business office address of Cyberwood is 3 Themistokli Dervi, Julia House, PC 1066, Nicosia, Republic of Cyprus. The names of the executive officers and directors of Cyberwood, their addresses, citizenship and principal occupations are as follows:

Principal Occupation or
Name and Office Held	Business Address	Citizenship	Employment
Director	3 Themistokli Dervi	Republic of Cyprus	Principal Manager of
Menikos Yiannakou	Julia House		Cypcosecretarial Limited, a
	PC 1066, Nicosia		provider of corporate
	Republic of Cyprus		administration services;
Michalakopoulou, 14,
DEMITAS TOWER, 3rd
floor, Flat/Office 302, P.C.
1075, Nicosia, Republic of
Cyprus

Director	3 Themistokli Dervi	Republic of Cyprus	Principal Manager of
Emilios Kallenos	Julia House		Cypcosecretarial Limited, a
	PC 1066, Nicosia		provider of corporate
	Republic of Cyprus		administration services;
Michalakopoulou, 14,
DEMITAS TOWER, 3rd
floor, Flat/Office 302, P.C.
1075, Nicosia, Republic of
Cyprus

Principal Occupation or
Name and Office Held	Business Address	Citizenship	Employment
Director	3 Themistokli Dervi	Republic of Cyprus	Principal Manager of
Michalakis Hadjimichael	Julia House		Cypcosecretarial Limited, a
	PC 1066, Nicosia		provider of corporate
	Republic of Cyprus		administration services;
Michalakopoulou, 14,
DEMITAS TOWER, 3rd
floor, Flat/Office 302, P.C.
1075, Nicosia, Republic of
Cyprus

(d) and (e). To the best knowledge of the Reporting Persons, none of the persons or entities identified in this Item 2 has, during the five years preceding the date of this Schedule 13D, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Mr. Zyuzin co-founded the Issuer in 2003 and has maintained a significant stake in the Issuer since then.
Item 4. Purpose of Transaction
     Mr. Zyuzin directly and indirectly owns approximately 67.42% of the Common Shares. Except in certain cases as provided by the Federal Law “On Joint-Stock Companies”, dated December 26, 1995, as amended, resolutions at a shareholders’ meeting of the Issuer are adopted by a simple majority in a meeting at which shareholders holding more than half of the voting shares of the Issuer are present or represented. Accordingly, Mr. Zyuzin already has the power to control the outcome of most matters to be decided by vote at a shareholders’ meeting and can control the appointment of the majority of directors and the removal of all of the elected directors.
     The 10b5-1 Purchase Instruction set out in the Original Schedule 13D was terminated and no purchases thereunder were made.
     No Reporting Person has any present plan or proposal to acquire or dispose of any Common Shares, ADSs or GDSs, although consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Shares, ADSs, or GDSs or dispose of any or all of its Common Shares, ADSs or GDSs, as applicable, depending upon prevailing market, economic and other conditions, other investment and business opportunities available to the Reporting Persons, liquidity requirements of the Reporting Persons, tax considerations and/or other investment considerations.
     As the chairman of the board of directors and controlling shareholder of the Issuer, at any given time, Mr. Zyuzin may be involved in discussions, plans or proposals which relate to or, if effected, may result in any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.
     None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
     (a) — (b). All percentages of Common Shares disclosed in this Schedule 13D are calculated based on an aggregate total of 416,270,745 Common Shares, including Common Shares underlying ADSs and GDSs, issued and outstanding as of August 20, 2009.
     As of December 30, 2011, Mr. Zyuzin was the record owner of 205,384 Common Shares, which represents 0.05% of the Common Shares, Calridge was the record owner of 138,945,860 Common Shares, which represents 33.38% of the Common Shares, Bellasis was the record owner of 75,000,000 Common Shares, which represents 18.02% of the Common Shares, Armolink was the record owner of 7,366,000 Common Shares, which represents 1.77% of the Common Shares,

Actiondeal was the record owner of 20,151,781 Common Shares, which represents 4.84% of the Common Shares and Cyberwood was the record owner of 39,000,000 Common Shares, which represents 9.37% of the Common Shares.
     In addition to the Common Shares directly held by Calridge as described above, Calridge also beneficially owns 141,517,781 Common Shares, or 34% of the Common Shares, as explained below.
     Mr. Zyuzin owns all of the outstanding equity interests in Calridge and MetHol, and in such capacity beneficially owns all Common Shares beneficially owned by Calridge and MetHol.
     Calridge owns all of the outstanding equity interest in Armolink, Actiondeal and Cyberwood, and in such capacity beneficially owns all Common Shares held of record by Armolink, Actiondeal and Cyberwood. Calridge owns 10% of the outstanding equity interest in Bellasis, and in such capacity may be deemed to share beneficial ownership of the Shares held of record by Bellasis.
     MetHol owns 90% of the outstanding equity interest in Bellasis, and in such capacity may be deemed to share beneficial ownership of the Common Shares held of record by Bellasis.
     Mr. Zyuzin directly or indirectly owns all of the equity interests in MetHol, Calridge, Bellasis, Actiondeal, Armolink and Cyberwood and consequently, the Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d) of the Act and Rule 13d-5(b)(1) promulgated thereunder with respect to their holdings of Common Shares.
     In connection with certain financings, Bellasis has pledged 73,736,382 Common Shares, Armolink has pledged 7,120,000 Common Shares, Cyberwood has pledged 38,000,000 Common Shares and Calridge has pledged 25,298,756 Common Shares. Bellasis, Armolink, Cyberwood and Calridge have the right to vote the relevant Common Shares and the relevant Common Shares are included in the beneficial ownership positions disclosed in this Schedule 13D.
     In the past 60 days there have been no transactions with the Common Shares by the Reporting Persons. As a result of the relationships and shareholdings described above, the Reporting Persons may be deemed to beneficially own Common Shares as of December 30, 2011 as follows:

	Number of Common	Percentage of
Reporting Person	Shares Beneficially Owned	Common Shares
Mr. Zyuzin	280,669,025	67.42%
Calridge	280,463,641	67.38%
Bellasis	75,000,000	18.02%
Armolink	7,366,000	1.77%
MetHol	75,000,000	18.02%
Actiondeal	20,151,781	4.84%
Cyberwood	39,000,000	9.37%

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer
     None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except the arrangements and relationships described in Item 5 above.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: December 30, 2011

IGOR V. ZYUZIN

/s/ Igor V. Zyuzin

CALRIDGE LIMITED

By: /s/ Stella Raouna

Name: Stella Raouna
Title: Director

BELLASIS HOLDINGS LIMITED

By: /s/ Stella Raouna

Name: Stella Raouna
Title: Director

ARMOLINK LIMITED

By: /s/ Soterakis Koupepides

Name: Soterakis Koupepides
Title: Director

METHOL OOO

By: /s/ Tatyana Ifutina

Name: Tatyana Ifutina
Title: General Director

ACTIONDEAL LIMITED

By: /s/ Menikos Yiannakou

Name: Menikos Yiannakou
Title: Director

CYBERWOOD LIMITED

By: /s/ Menikos Yiannakou

Name: Menikos Yiannakou
Title: Director

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement